MUNIHOLDINGS INSURED FUND, INC.

FILE # 811-8707

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
06/21/00	Connecticut State 5.875% 06/15/15	$450,000,000.	$5,040,000.	CIBC World Markets
06/21/00	Connecticut State 5.875% 06/15/17	$450,000,000.	$5,000,000.	CIBC World Markets
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